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                               February 13, 2023

       Gareth Sheridan
       Chief Executive Officer
       NutriBand Inc.
       121 South Orange Ave., Suite 1500
       Orlando, FL 32801

                                                        Re: NutriBand Inc.
                                                            Form 8-K
                                                            Filed January 5,
2023
                                                            File No. 001-40854

       Dear Gareth Sheridan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed January 5, 2023

       General

   1. You issued a press release on January 5, 2023 stating that the company is one of the first companies to dual list
on Upstream under the ticker symbol NTRB. Please disclose what security is being
listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a
registered exchange and in what jurisdiction, and the risks and uncertainties with
listing on this exchange, including any restrictions on investors. In this regard, also explain
what you mean when you state that Upstream, a MERJ Exchange
                                                        Market (merj.exchange),
is    a fully regulated global stock exchange for digital securities and NFTs.
   2. It appears that the Upstream website allows trading of tokenized equity of certain companies and that you
are listed on Upstream. With a view toward disclosure, please provide a materially
complete description of the tokenized shares and the process by which shareholders
exchange their common shares for the tokenized shares, including the
 Gareth Sheridan
FirstName
NutriBand LastNameGareth Sheridan
          Inc.
Comapany13,
February  NameNutriBand
             2023        Inc.
February
Page 2 13, 2023 Page 2
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         entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment:

                include the company   s legal analysis as to the
characterization of the tokenized
              equity, and whether it is the same class as the common shares, a different class of common stock, or a security-based swap.
                provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on
              Upstream or otherwise.
                explain the role of MERJ Depository and Registry Limited and how it interacts with
              the company   s U.S. transfer agent, and also address how any
"tokenized equity" is
              held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).
3. The press release indicates that shareholders are eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.
4. With a view toward disclosure, please clarify whether there could be discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on
         Upstream, whether resulting from different liquidity in the markets or otherwise.
5. With a view toward disclosure, please clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares. In your January 5, 2023 press release, you refer investors to the Upstream website for additional details on the Nutriband listing, how shareholders can deposit shares and trade on Upstream, and how to claim the commemorative NFT.
6.       You state that    Global investors can now trade by downloading
Upstream from their
         preferred app store at https://upstream.exchange/, creating an account by tapping sign up.
         However, you also state that    U.S. investors are not permitted to
purchase Upstream listed
         securities. U.S. and Canadian citizens will only be able to trade in securities they currently own, that have been listed on Upstream, for liquidation purposes only. With a view toward disclosure, please clarify and reconcile these two statements. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gareth Sheridan
NutriBand Inc.
February 13, 2023
Page 3

       Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any questions.



                                                        Sincerely,

FirstName LastNameGareth Sheridan                       Division of Corporation
Finance
                                                        Office of Industrial
Applications and
Comapany NameNutriBand Inc.
                                                        Services
February 13, 2023 Page 3
cc:       Michael Paige, Esq.
FirstName LastName